ferrovial

FERROVIAL SE ("FERROVIAL" OR THE "COMPANY") ANNOUNCES TRANSACTIONS UNDER THE SHARE REPURCHASE PROGRAM

Amsterdam, 30 December 2025

Ferrovial (Ticker: "FER") refers to the announcement disclosed to the market on 12 December 2025, regarding the implementation of a repurchase program for its own shares (the "**Program**").

The Company reports that, during the period between 22 and 24 December 2025, it has carried out the following transactions under the Program.

Date	Security	Trading venue	Number of shares purchased	Weighted Average Price (€)
22/12/2025	FER	US trading venues	46,000	56.14
23/12/2025	FER	US trading venues	46,000	55.41
24/12/2025	FER	US trading venues	46,000	55.43
Total			**138,000**	**55.66**

Detailed information on the individual shares purchase transactions carried out in the above-mentioned period can be found at www.ferrovial.com/en/ir-shareholders/financial-information/inside-information-and-other-relevant-information/ferrovial-se-share-buy-back-program-transactions/.

Within the framework of the Program, since its beginning up to and including 24 December 2025, the Company has repurchased a total of 368,000 shares for a total amount of 20,821,790.73 euro.

Note: The Bloomberg closing EUR-USD exchange rate has been applied to determine the EUR countervalue of USD transactions.

About Ferrovial

Ferrovial is one of the world's leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 25,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain's blue-chip IBEX 35 index. It is also included in globally recognized sustainability indices such as the Dow Jones Best in Class Index (former Dow Jones Sustainability Index) and strives to conduct its operations in compliance with the principles of the UN Global Compact, which the Company adopted in 2002.

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